SEC FILE NUMBER 001-34258

CUSIP NUMBER H27013103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K  ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR      ☐ Form N-CSR
     For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I —REGISTRANT INFORMATION
Weatherford International Ltd.

Full Name of Registrant
[N/A]

Former Name if Applicable
4-6 Rue Jean-François Bartholoni

Address of Principal Executive Office (Street and Number)
1204 Geneva, Switzerland

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
          The Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010 cannot be filed within the prescribed time period because the Company has identified a material weakness in internal controls over financial reporting for income taxes and requires additional time to perform additional testing on, and reconciliation, of the tax accounts to be included in the annual financial statements to be presented in the Form 10-K. The Company expects to file the Form 10-K on or before the 15th calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Andrew P. Becnel	713	693-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes : ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes :☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of identifying the material weakness, we performed additional testing to determine whether or not the material weakness failed to identify any material errors in our accounting for income taxes. We have substantially completed the testing procedures. Based on these procedures, we have identified certain errors, the correction of which will be adjustments to our historical financial statements and our 2010 fourth quarter earnings release, totalling approximately $500 million for the periods from 2007 to 2010. The amount for each year is expected to range from $100 million to $150 million. Approximately $460 million of these adjustments relate to an error in determining the tax consequences of intercompany amounts over multiple years. These adjustments are further described in our Form 8-K filed on the date hereof, Item 4.02(a) of which is incorporated herein by reference.

Weatherford International, Ltd.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2011	WEATHERFORD INTERNATIONAL, LTD.
/s/ Andrew P. Becnel
	Name:	Andrew P. Becnel
	Title:	Senior Vice President and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).